UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)

BIOSCRIP, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.0001 PER SHARE)
(Title of Class of Securities)

09069N108
(CUSIP Number)

GORDON WOODWARD Kohlberg & Company 111 Radio Circle Mt. Kisco, New York 10549 (914) 241-7430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

ANGELO BONVINO, ESQ. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 757-3990

March 25, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 09069N108	SC 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Kohlberg Management V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,816,639
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,020,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	SC 13D	Page 3 of 12

1	NAME OF REPORTING PERSON Kohlberg Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,334,970
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 538,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,334,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.94%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 4 of 12

1	NAME OF REPORTING PERSON Kohlberg Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,313
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 5 of 12

1	NAME OF REPORTING PERSON Kohlberg Offshore Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,060
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 6 of 12

1	NAME OF REPORTING PERSON Kohlberg TE Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 391,521
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 391,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 7 of 12

1	NAME OF REPORTING PERSON KOCO Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,775
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 09069N108	SC 13D	Page 8 of 12

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed by the undersigned to amend the Schedule 13D filed by the undersigned on April 2, 2010, as amended by Amendment No. 1 to the Schedule 13D filed on October 24, 2011, by Amendment No. 2 to the Schedule 13D filed on April 24, 2013 and by Amendment No. 3 to the Schedule 13D filed on August 27, 2013 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.0001 per share, of BioScrip, Inc. (the “Shares”), a Delaware corporation (the “Issuer”).  This Amendment No. 4 is being filed to report that, due to the expiration on March 25, 2015 of all of the 3,004,887 Warrants held by the Reporting Persons to purchase shares of Common Stock at $10.00 per share, a material change occurred in the percentage of Shares beneficially owned by the Reporting Persons set forth in the Schedule 13D, which decreased the percentage owned by the Reporting Persons to below 5% of the Shares at such time. Because the Reporting Persons are no longer the beneficial owners of more than 5% of the Shares, no Reporting Person will be required to file further amendments to the Schedule 13D. If a Reporting Person becomes the beneficial owner of more than 5% of the Shares and is required to file a Schedule 13D pursuant to Rule 13d-1 promulgated under the Act, such Reporting Person will, to the extent and in the manner necessary, file a new Schedule 13D. Unless otherwise indicated herein, all capitalized terms shall have the same meaning provided in the Original Filing.

Item 1.  Security and Issuer.

No material change.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

“(a and b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons is set forth below.  References to percentage ownerships of Shares in this Schedule 13D are based upon the 68,636,965 shares outstanding as reported in the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 9, 2015.

CUSIP No. 09069N108	SC 13D	Page 9 of 12

Reporting Person	Aggregate Number of Shares and Percentage of the Total Outstanding Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose

Kohlberg Management V, LLC (1) (2)	1,816,639 2.65%	0	1,816,639	0	1,020,000
Kohlberg Investors V, L.P. (2)	1,334,970 1.94%	0	1,334,970	0	538,331
Kohlberg Partners V, L.P. (3)	30,313 0.04%	0	30,313	0	30,313
Kohlberg Offshore Investors V, L.P. (3)	36,060 0.05%	0	36,060	0	36,060
Kohlberg TE Investors V, L.P. (3)	391,521 0.57%	0	391,521	0	391,521
KOCO Investors V, L.P. (3)	23,775 0.03%	0	23,775	0	23,775

(1)    Includes all Shares owned by the Funds. Fund V is the general partner of each Fund and, as a result, may be deemed to beneficially own all of the Shares owned by the Funds.  Fund V does not directly own any Shares.
(2)    Includes the remaining 796,639 Shares held in the Escrow Fund.  Investors, as the representative of the CHS Stockholders, may direct the Escrow Agent to exercise voting or consent authority with respect to all of the Shares held in the Escrow Fund until the release of such Shares to the CHS Stockholders or the Issuer, as applicable.  As a result, Investors may be deemed to beneficially own such Shares until they are released from the Escrow Fund.  Investors is no longer deemed to beneficially own the Shares that were released from the Escrow Fund on October 5, 2011 to the other CHS Stockholders.
(3)    Such amount does not include such Fund’s pro rata portion of the remaining 796,639 Shares held in the Escrow Fund, which may be released to such Fund in accordance with the Escrow Agreement.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c)  To the best knowledge of the Reporting Persons, none of the persons named in respect to paragraph (a) of this Item 5 has effected any other transactions in the Shares during the past 60 days.

(d)  Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on March 25, 2015.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

CUSIP No. 09069N108	SC 13D	Page 10 of 12

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of Item 7 of the Schedule 13D:

None.

CUSIP No. 09069N108	SC 13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOHLBERG MANAGEMENT V, L.L.C.
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG PARTNERS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG OFFSHORE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

KOHLBERG TE INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

CUSIP No. 09069N108	SC 13D	Page 12 of 12

KOCO INVESTORS V, L.P.
By:	Kohlberg Management V, L.L.C., its General Partner
By:	/s/ Gordon Woodward
Name: Gordon Woodward Title: Vice President

April 1, 2015
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C.  1001).